Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. #1180 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change October 27, 2008
Item 3	News Release The news release dated October 27, 2008 was disseminated through Marketwire’s Canadian and US Timely Disclosure, Continental Europe Finance and UK Media and Analyst networks.
Item 4

Summary of Material Change

Silver Standard Resources Inc. announced that it will issue a news release with its Third Quarter 2008 financial results before the market opening on Wednesday, November 5, 2008.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated October 27, 2008.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 28th day of October, 2008

October 27, 2008	News Release 08-18

THIRD QUARTER 2008 RESULTS AND CONFERENCE CALL

Vancouver, B.C. –   Silver Standard Resources Inc. announces that it will issue a news release with its Third Quarter 2008 financial results before the market opening on Wednesday, November 5, 2008.

A conference call with management to review Third Quarter 2008 financial results and project activities is scheduled on Wednesday, November 5, 2008 at 10:30 a.m. EST.

Toll-free in North America:                                                                1-866-400-3310
Toronto local and overseas:                                                                1-416-850-9144

This call will also be web-cast and can be accessed at the following web location:

http://events.snwebcastcenter.com/silverstandard/20081105/ ..

The call will be archived and available at www.silverstandard.com after November 5, 2008.

Audio replay will be available for one week by calling toll free in North America: 1-866-245-6755, passcode 35646; local and overseas callers may telephone 1-416-915-1035, passcode 35646. (Source: Silver Standard Resources Inc.)

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

The TSX has neither approved nor disapproved of the information contained herein.  Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in jurisdictions in which the company operates, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.